SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of JULY 2019
Commission File Number: 001-06439

SONY CORPORATION
(Translation of registrant's name into English)

1-7-1 KONAN, MINATO-KU, TOKYO, 108-0075, JAPAN
(Address of principal executive offices)

The registrant files annual reports under cover of Form 20-F.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F,

Form 20-F X	Form 40-F __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, Yes No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-______

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SONY CORPORATION
(Registrant)

By: /s/ Hiroki Totoki
(Signature)
Hiroki Totoki
Senior Executive Vice President and
Chief Financial Officer

Date: July 16, 2019

List of materials

Documents attached hereto:

i) Press release: Announcement of additional information with regard to the Company Split (Small-scale Company Split) from Sony Corporation into NSF Engagement Corporation in connection with the Transfer of Business related to General Affairs, Facility Management and Other Services to NSF Engagement Corporation

July 16, 2019
Sony Corporation

Announcement of additional information with regard to the Company Split (Small-scale Company Split) from Sony Corporation into
NSF Engagement Corporation in connection with the Transfer of Business related to General Affairs, Facility Management and Other Services to NSF Engagement Corporation

As described in the press release titled “Announcement of Company Split (Small-scale Company Split) NSF Engagement Corporation in connection with the Transfer of Business related to General Affairs, Facility Management and Other Services to NSF Engagement Corporation” dated March 28, 2019, as part of the procedure for establishing a joint venture in the facility management and workplace solutions business, Sony Corporation (“Sony” and, together with its consolidated subsidiaries, “Sony Group”) decided to transfer certain rights and obligations pertaining to its business related to general affairs, facility management and other services to NSF Engagement Corporation (“NSF-E”) by an “absorption-type company split”. Today, in accordance with such decision, Sony executed the company split agreement as set forth below.

Certain information which was “undetermined” or “scheduled” in the previous press release dated March 28, 2019, has been updated and such updates are shown below with an underline. In addition, Sony’s information under “3. Summary of both parties” “(1) Summary of both parties”, certain information under “3. Summary of both parties” “(3) Operating results of the business transferred by the company split” and “(4) Assets and liabilities to be succeeded upon the company split” and reference information regarding Sony’s consolidated financial results and forecast in the previous March 28, 2019 press release has also been updated and shown with an underline.

Certain information is omitted from this announcement since this is an absorption-type company split with Sony’s wholly-owned subsidiary.

1.       Purpose of the company split

Sony Corporate Services (Japan) Corporation (“SCOS”), a wholly-owned subsidiary of Sony, and NTT Facilities, Inc. (“NTT Facilities”), have decided to establish a joint venture in the facility management and workplace solutions business for the purpose of further improving the quality of the general affairs, facility management and other services that support the Sony Group while also developing facility management and workplace solutions services for new customers. This absorption-type company split will be executed as part of the procedure for establishing the joint venture.

2.       Summary of the company split

(1)     Schedule of the company split

Approval of the company split agreement
(by the representative corporate executive officer) Execution of the company split agreement Effective date of the company split (“Effective Date”)	July 16, 2019 July 16, 2019 October 1, 2019 (scheduled)

*
Sony will perform the contemplated company split without obtaining shareholder approval of the company split agreement pursuant to the provisions of the “small-scale company split” set forth in Paragraph 2 of Article 784 of the Companies Act of Japan.

(2)      Method of the company split

The method of the contemplated company split is an absorption-type company split between Sony (as the splitting company) and NSF-E (as the successor company).

(3)      Details of consideration allotted upon the company split

Upon the completion of the contemplated company split, NSF-E is scheduled to issue 14,000 shares of common stock of NSF-E to Sony, in exchange for the assets, liabilities, agreements, and other rights and obligations transferred to NSF-E by Sony.

(4)      Treatment of stock acquisition rights and bonds with stock acquisition rights of the splitting company

There will be no changes to the treatment of stock acquisition rights or bonds with stock acquisition rights of Sony upon the completion of the contemplated company split.

(5)      Increase or decrease of share capital upon the company split

There will be no increase or decrease of share capital upon the contemplated company split.

(6)      Rights and obligations to be succeeded by the successor company

NSF-E, as the successor company, will succeed to certain rights and obligations pertaining to Sony’s business related to general affairs, facility management, risk management, insurance solutions, travel management and real estate management, as set forth in the company split agreement.

(7)            Expectation on the performance capabilities of each party’s obligations

Sony expects that the contemplated company split will have no material impact on the capability of NSF-E to perform its obligations which become due after the Effective Date.

3.       Summary of both parties (the information shown below for Sony is as of March 31, 2019 and the information shown below for NSF-E is as of July 16, 2019)

(1)      Summary of both parties

Trade name	Sony Corporation (Splitting Company)	NSF Engagement Corporation (Successor Company)
Location of head office	7-1, Konan 1-chome, Minato-ku, Tokyo, Japan	Minato-ku, Tokyo, Japan
Title and name of Representative	Kenichiro Yoshida Representative Corporate Executive Officer	Shigeru Hiromatsu
Business	Manufacture and sale of electronic and electrical machines and equipment	Facility management services, general affairs services and other services
Stated capital	¥ 874,291 million	¥ 100 million
Date of incorporation	May 7, 1946	May 30, 2019
Number of shares issued	1,271,230,341 shares	500,000 shares
Fiscal year-end	March 31	March 31

Major shareholders and shareholding ratios
1.Citibank as Depositary Bank for Depositary Receipt Holders
9.41%

2.The Master Trust Bank of Japan, Ltd. (Trust Account)
6.98%

3.Japan Trustee Services Bank, Ltd. (Trust Account)
6.37%

4.JPMorgan Chase Bank 380055
3.11%

5.Japan Trustee Services Bank, Ltd. (Trust account 5)
2.10%

6.SSBTC CLIENT OMNIBUS ACCOUNT
1.69%

7. JP Morgan Chase Bank 385151
1.65%

8. State Street Bank West Client-Treaty 505234
1.60%

9. Japan Trustee Service Bank, Ltd. (Trust account 7)
1.56%

10. Japan Trustee Service Bank, Ltd. (Trust account 1)
1.40%

Sony Corporate Services (Japan) Corporation 100%
Net assets	¥ 4,436,690 million (consolidated) (Note)	-
Total assets	¥ 20,981,586 million (consolidated)	-
Net assets per share	¥ 2,995.31 (consolidated)	-
Net sales	¥ 8,665,687 million (consolidated)	-
Operating income	¥ 894,235 million (consolidated)	-
Ordinary income	¥ 1,011,648 million (consolidated) (Note)	-
Net income	¥ 916,271 million (consolidated) (Note)	-
Net income per share	¥ 723.41 (consolidated) (Note)	-

Note:
Because Sony prepares its consolidated financial statements in accordance with accounting principles generally accepted in the United States, “total equity,” “income before income taxes,” “net income attributable to shareholders of Sony” and “net income attributable to shareholders of Sony per share” are stated in place of “net assets,” “ordinary income,” “net income” and “net income per share” respectively.

(2)      Business subject to the company split

A portion of Sony’s business related to general affairs, facility management, risk management, insurance solutions, travel management and real estate management

(3)      Operating results of the business transferred by the company split for the fiscal year ended March 31, 2019

Net sales: 0 yen (Sales from internal transactions)

(4)            Assets and liabilities to be succeeded upon the company split as of March 31, 2019

Assets:                      ¥243 million
Liabilities:                ¥224 million

4.            Status after the company split

There will be no changes in the trade name, the location of the head office, the title and name of representatives, the business (excluding the business transferred by the contemplated company split), the stated capital or fiscal year-end of Sony upon the completion of the contemplated company split.  Regarding the trade name, location of the head office, title and name of representatives, business, stated capital and fiscal year-end of NSF-E, there will be no changes to the above items upon the completion of the contemplated company split other than the scope of the business as a result of the business transferred from the contemplated company split.

5.            Outlook

No material impact on Sony’s consolidated financial results for the fiscal year ending March 31, 2020 is anticipated as a result of the completion of the contemplated company split.

In addition to the foregoing, among the following transactions and resolutions, as of today, (i) resolution of item (1) has been reached with the effective date of July 23, 2019 and (ii) agreements for items (3), (4) and (5) whose effective dates are the same dates as the Effective Date has been executed. The agreement for item (2) is scheduled to be executed at a later date with its effective date being the same date as the Effective Date:
(1)	NSF-E’s resolution of the shareholder’s meeting to consolidate NSF-E’s 500,000 shares of common stock owned by SCOS which was originally allotted to SCOS by NSF-E, to 1 share.
(2)
Absorption-type company split between NSF-E and SCOS to transfer a portion of SCOS’s business related to general affairs, facility management, risk management, insurance solutions, travel management and real estate management to NSF-E;

(3)
Absorption-type company split between NSF-E and Sony Storage Media Manufacturing Corporation (“SSMM”), a wholly-owned subsidiary of Sony, to transfer a portion of SSMM’s business related to general affairs, facility management, risk management and real estate management to NSF-E;

(4)	Transfer of a portion of business related to facility management of Sony Global Manufacturing & Operations Corporation, a wholly-owned subsidiary of Sony, to NSF-E; and
(5)
For the purpose of making NSF-E a joint venture between NTT Facilities and SCOS (NTT Facilities: 66%, SCOS: 34%), (i) transfer of all of the NSF-E shares received by Sony as part of the consideration for the absorption-type company split between NSF-E to SCOS and (ii) transfer by SCOS to NSF-E of a portion of the NSF-E shares that it owns.

(For reference) Sony’s consolidated financial forecast for the fiscal year ending March 31, 2020, which was announced on April 26, 2019, and its consolidated financial results for the fiscal year ended March 31, 2019
(Yen in billions)
	Sales and operating revenue	Operating income	Income before income taxes	Net income attributable to Sony Corporation’s stockholders
Consolidated financial forecast for the fiscal year ending March 31, 2020	8,800	810	770	500
Consolidated financial results for the fiscal year ended March 31, 2019	8,666	894	1,012	916

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